FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Income Tax Affidavit 2016.

June 8, 2017

SECURITES AND EXCHANGE COMMISSION

Ref: Relevant Fact – Income Tax Affidavit 2016.-

As informed to the SEC by a relevant fact dated May 11, 2017, based on applicable judicial precedents, the Bank filed a judicial action denominated declarative action of certainty to seek the declaration of unconstitutionality of certain provisions of Law Nbr. 20.628 that declare that the adjustment mechanism for inflation is not in force. This decision was based on the fact that the lack of application of the adjustment mechanism, has a confiscatory effect on the Bank. Accordingly, the Bank resolved to file its income tax affidavit with the Federal Revenue Administration for fiscal year 2016 adjusted for inflation terms under the terms of the Income Tax Law (Law No. 20,628 and Amendments).

In this sense, the Central Bank of the Argentina Republic, without issuing any judgment on the decisions taken by the corporate bodies of the Bank, nor on the right of the Bank to initiate the legal action, on May 29 sent a Memorandum to the Bank requiring the constitution of a prevision in order to deal with the possible contingency arising from the decision taken by the Bank in relation to the Income Tax for the period 2016.

In response to the Memorandum, the Bank filed a revision request in order to support its position, and proceeded to register on June 7, 2017 the required prevision for $ 1.185,8 million pesos, which will be included the next quarter ending June 30, 2017.

Finally, we would point out that the Bank will not modify its income tax determination for 2016 and will continue with the aforementioned legal action.

Without further ado, we greet you very carefully.

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 8, 2017	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer